UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Agreement for the Supply of Potash to a Customer in India During 2024

Item 1

Agreement for the Supply of Potash to a Customer in India During 2024

ICL hereby announces that it has reached an agreement with its long-term customer, Indian Potash Limited (IPL), India’s largest importer of potash, to supply an aggregate of 420,000 metric tons of potash, to be supplied through 2024, at a price in line with the current market price in India. With this agreement, ICL has sold all of its standard and fine potash to be produced until the end of 2024. The agreement is within the framework of the five-year supply agreement with IPL for the years 2022-2027, which was signed in March 2022.

For information regarding the long-term agreement with IPL (2022-2027), as well as for the 2022 and 2023 agreements with IPL, see the Company's announcements dated March 21, 2022 (Ref No.2022-02-032452) and dated May 1, 2023 (Ref No.2023-02-046767).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
Name: Aviram Lahav
Title: Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
Name: Aya Landman
Title: VP, Chief Compliance Officer & Corporate Secretary

Date: August 28, 2024